Contango ORE, Inc.

3700 Buffalo Speedway, Suite 960

Houston, Texas 77098

November 12, 2010

VIA FACSIMILE (703) 813-6982 AND EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Corporation Finance, Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention: H. Roger Schwall

Re:	Contango ORE, Inc.
Form 10 filed September 29, 2010 (File No. 000-54136)
Responses to SEC Staff comments made by letter dated October 27, 2010

Ladies and Gentlemen:

Set forth below are the responses of Contango ORE, Inc. (the “Company”), to the United States Securities and Exchange Commission Staff (“Staff”) comments made by letter dated October 27, 2010 (the “Comment Letter”), in connection with the Company’s Form 10 (File No. 000-54136), initially filed on September 29, 2010 (as such may be amended or supplemented, the “Form 10”). Our responses are preceded by a reproduction of the corresponding Staff comments in italics as set forth in the Comment Letter.

Where indicated below, the Company has included changes to the disclosure in Amendment No. 1 to Form 10 (“Amendment No. 1”), which the Company is filing contemporaneously with this response letter.

For the convenience of the Staff’s review, copies of this letter and Amendment No. 1, marked to reflect changes against the initial filing of the Form 10, are being delivered to you.

General

1.	To eliminate the need for us to issue repetitive comments, please make appropriate corresponding changes to all disclosure to which a comment relates. If parallel information appears at more than one place in the document, provide in your response letter page references to all responsive disclosure in the marked version of the document.

November 12, 2010

Company Response:

We will make appropriate corresponding changes to all disclosure to which a comment relates and will provide page references to all responsive disclosure in the marked version of the document.

2.	Please provide us with a detailed analysis as to why you believe the spin-off of Contango ORE, Inc. shares of common stock to the shareholders of its parent company Contango Oil and Gas Company is not a “sale” of the securities by the parent and does not need to be registered under the Securities Act of 1933. Refer to Staff Legal Bulletin No. 4, available at http://www.sec.gov/interps/legal/slbcf4.txt.

Company Response:

The spin-off will be completed through a distribution of all of the outstanding shares of the Company’s common stock to holders of Contango common stock. The Company’s common stock will be distributed by Contango to its stockholders on a pro rata basis without any consideration being paid by them. On the date of the spin-off, Contango will deliver the shares of the Company’s common stock to a transfer agent for transfer and distribution to Contango’s stockholders of record as of the close of business on the record date. Upon the consummation of the spin-off, the Company will no longer be owned by Contango. The spin-off will not occur until the Form 10 becomes effective and Contango has distributed the information contained in the Form 10 as part of an information statement in compliance with Staff Legal Bulletin No. 4 to all of its stockholders of record as of the record date with respect to the spin-off (the “Contango Information Statement”).

Under Delaware law and Contango’s certificate of incorporation, stockholder approval of the spin-off is not required, and the approval of Contango’s stockholders will not be sought.

Staff Legal Bulletin No. 4 Analysis

The Commission has long held that a dividend of securities generally does not constitute a “sale” within the meaning of Section 2(a)(3) of the Securities Act because such dividend does not constitute a disposition “for value” within the meaning of that section. See Securities Act Release No. 929 (July 29, 1936). In Staff Legal Bulletin No. 4 dated September 16, 1997 (the “Staff Bulletin”), the Staff addresses concerns specific to spin-offs that would warrant registration under the Securities Act despite this basic policy. The Staff Bulletin states “a subsidiary must register a spin-off of shares under the Securities Act if the spin-off is a “sale” of the securities by the parent.” The policy aims for the adoption of the Staff Bulletin were to protect against disguised sales, inadequate public disclosure concerning issuers and anti-fraud violations. The Staff Bulletin sets out five conditions under which a spin-off does not constitute a sale and no Securities Act registration is required.

November 12, 2010

A.	General Test

The Staff Bulletin states that in a spin-off a subsidiary does not have to register its shares under the Securities Act if the following five conditions are met:

•	the parent shareholders do not provide consideration for the spun-off shares;

•	the spin-off is pro-rata to the parent shareholders;

•	the parent provides adequate information about the spin-off and the subsidiary to its shareholders;

•	the parent has a valid business purpose for the spin-off; and

•	if the parent spins-off “restricted securities,” it has held those securities for at least two years.

We respectfully submit that the spin-off complies with the aforementioned requirements and does not violate the policy aims of the Staff Bulletin. As detailed further below, the stockholders of Contango are not exchanging any consideration or other value for the Company common stock. The stockholders of Contango are not making any investment decision with respect to the distribution by Contango to them of the Company common stock, nor do they currently have any decision-making power with respect to the Company common stock. All necessary information to be distributed to the stockholders of Contango is currently publicly disclosed, or will be provided by Contango prior to the spin-off. Contango has valid business purposes for the spin-off and is not distributing restricted securities. Given the expressed concerns in the Staff Bulletin and the facts and circumstances of the spin-off, the Company respectfully submits that the spin-off meets all of the preceding requirements of the Staff Bulletin, and that Contango therefore should be permitted to complete the spin-off without requiring registration under the Securities Act. A detailed analysis of the applicability of the Staff Bulletin’s five conditions to the spin-off is set forth below.

B.	No Consideration for the Spun-Off Shares

The purpose of the spin-off is to distribute the ownership of the Company’s common stock directly to the stockholders of Contango. The spin-off does not require stockholder approval and the stockholders will receive a distribution, as a dividend, of one share of Company common stock for 10 shares of Contango common. The Commission has taken the position that a dividend of securities generally does not constitute a “sale” within the meaning of Section 2(a)(3) of the Securities Act because such dividend does not constitute a disposition “for value” within the meaning of that section. See Securities Act Release No. 929 (July 29, 1936). The rationale for this position is that the recipient of a dividend of securities neither gives value for, nor makes an independent investment decision about, such securities and, therefore, does not need the protection afforded by the Securities Act. In light of the Commission’s position and its underlying rationale, we believe that the spin-off will involve neither an “offer” nor a “sale” of securities within the meaning of Section 2(a)(3) of the Securities Act because: (i) neither Contango nor the Company will receive any value from Contango’s stockholders for the distribution of the Company’s common stock; (ii) Contango’s stockholders will receive the Company’s common stock as a dividend without paying any consideration to the Company or to

November 12, 2010

Contango; and (iii) Contango’s stockholders will not make an independent investment decision about the Company’s common stock. Accordingly, the Company believes that the stockholders of Contango are not providing consideration for the Company’s common stock in the Spin-off, and that the first condition of the Staff Bulletin is met.

C.	Pro-rata to stockholders of Contango

The distribution of the shares of the Company’s common stock will be effected on a pro rata basis, in proportion to each stockholder’s ownership interest in Contango. Consequently, the stockholders of Contango will have the same proportionate ownership interest in the Company and in Contango both before and after the spin-off. Since all holders of Contango common stock will have the same proportionate ownership interest in the Company and in Contango both before and after the spin-off, the second condition of the Staff Bulletin is met.

D.	Adequate Information

As the spin-off will not occur until after the effective date of the Form 10 registration statement, the Company will be subject to Exchange Act reporting requirements upon its completion. Contango will provide to its stockholders the Contango Information Statement that reproduces the information contained in the Form 10, including the 10-1 ratio used by Contango to compute the number of shares of the Company’s common stock that will be distributed per share of Contango common stock, the treatment for fractional shares and the expected tax consequences, if any, of the Spin-off. Therefore, there will be sufficient public information available after the spin-off to enable the stockholders and others to make informed investment decisions about the Company’s common stock on a going-forward basis, and the third condition of the Staff Bulletin is met.

E.	Valid Business Purpose

Contango believes that properties being contributed to the Company represent an attractive, albeit speculative, investment opportunity, but recognizes that as mining and oil and gas exploration are significantly different industries, certain of its stockholders may believe that such an investment was not consistent with their current investment objectives with respect to Contango, which traditionally has operated solely as an oil and gas company. Contango believes that the spin-off will allow those stockholders who wish to participate in Contango’s speculative investment in the mineral claims to do so, while allowing those investors who do not have an interest in this business to monetize their proportionate interest by selling the Company common stock they receive in the spin-off. In addition, the spin off will eliminate any need for Contango to continuously subsidize the operations of the Company. Finally, the spin-off will allow the markets to fully value the Company as a stand alone mining company, and not have that valuation diluted by the Company being a consolidated subsidiary of Contango. The Company and Contango therefore believe there are valid business purposes for the spin-off and we note that Contango management has more than adequately shown their ability to operate a public company. Therefore, the fourth condition of the Staff Bulletin is met.

November 12, 2010

F.	Holding Period for Restricted Securities

The Staff Bulletin expressed the view that the distribution of “restricted securities” – that is, securities acquired from an issuer or affiliate of the issuer of the securities in a private transaction (see Securities Act Rule 144(a)(3)) – would have to be registered unless the Company conducting the spin-off held the restricted securities for two years. (Two years was the Rule 144 holding period at the time the Staff Bulletin was issued; presumably the period would be 12 months following the 2008 amendments to Rule 144.) The Staff Bulletin further made clear that shares issued in connection with the formation of a company were not restricted securities for purposes of the Staff Bulletin:

This two-year holding period position does not apply where the parent formed the subsidiary being spun-off, rather than acquiring the business from a third-party.

Since Contango formed the Company and contributed the leasehold interests and mining claims held through Contango Mining to the Company, rather than purchasing the Company and its business from a third party, this final condition does not apply to the spin-off.

IV. Conclusion

The spin-off does not constitute a “sale” under the Securities Act. The spin-off will be effected for a valid business purpose and on a pro rata basis to all holders of Contango common stock and does not involve restricted securities. The stockholders of Contango will provide no consideration for the dividend of the Company’s common stock. The Contango will provide information to all its stockholders on the Company and the spin-off through the Contango Information Statement, which will be distributed to all of its stockholders prior to the spin-off. The Company believes that the spin-off meets the conditions of the Staff Bulletin and the securities being distributed thereunder are not required to be registered under the Securities Act.

3.	Please file all material agreements with your next amendment.

Company Response:

The Company has filed all material agreements as Exhibits to Amendment No. 1 to the Form 10.

Cautionary Statement Regarding Forward-Looking Statements, page ii

4.	Please remove the reference to the safe harbor provided by the Private Securities Litigation Reform Act of 1995. As you are not currently a reporting company, this safe harbor is not applicable.

Company Response:

The Company has removed the reference to the safe harbor provided by the Private Securities Litigation Reform Act of 1955 on page i of Amendment No. 1.

November 12, 2010

Business, page 1

5.	We note your disclosures stating that Contango Ore, Inc. “will acquire properties held by Contango Mining and succeed to the business of Contango Mining.” Please clarify your disclosures to indicate whether all of the assets and liabilities of Contango Mining will be acquired as a result of the transaction.

Company Response:

The Company will acquire all the assets and liabilities of Contango Mining. The Company has clarified its disclosures regarding its succession to the business of Contango Mining in Amendment No. 1. See page 1.

Our Business, page 1

6.	You disclose you initially only expect to have three part time employees. Please disclose the percentage of these three employees’ time or hours per week that they expect to devote to your business.

Company Response:

The Company has amended its disclosures regarding the hours per week each employee expects to devote to its business in Amendment No. 1. See page 10.

7.	Please clarify here the relationship between you, JEX, and Avalon Development Corporation, including any affiliations. For instance, clarify which party locates prospective mineral properties for acquisition, and how; as well as who conducts exploration work on acquired properties, and who would mine ore if any such exploratory drilling proved successful. In this regard, the only party with experience in exploring for and evaluating gold and rare earth elements appears to be Avalon. As such, please discuss in more detail the experience of Avalon in the exploration for both gold and rare earth elements.

Company Response:

The Company has amended its disclosure relating to Avalon’s experience in the exploration for both gold and rare earth elements in response to the Staff’s comments. See page 2.

8.	You state that “the only competitive advantage in a commodity-based business is to be among the lowest cost producers.” However, you do not discuss how you will achieve that advantage. Given that you “do not have previous experience in the gold or rare earth mineral industries,” explain to us why you believe that you will be able to be among the lowest cost producers.

November 12, 2010

Company Response:

The Company may not achieve a competitive advantage in the conduct of its business, since it is unlikely that the Properties will have commercially viable mineral deposits. Should the Properties prove to have known reserves, or mineral ore, the Company will be required to develop mining operations or contract with third parties to mine its mineral ore. The Company may only become a low cost producer if the mineral ore is of high quality and the cost of the infrastructure necessary to mine the mineral ore is low relative to other producers, including those competitors located in China if rare earth minerals are mined.

9.	Given your lack of experience with gold or rare earth deposits, discuss how Contango originally chose to acquire these properties, from whom, and at what terms.

Company Response:

The Company has revised the disclosure to disclose how Contango originally chose to acquire its properties, from whom, and at what terms in response to the Staff’s comments. See pages 4 and 5.

Consulting Services provided by Avalon Development Corporation, page 6

10.	We note your reference to Avalon’s team of engineers and geoscientists and other professionals. Please disclose the number of such employees, and also the number and type of employees of JEX. Please also disclose the percentage of time or hours per week that these respective companies or certain of their employees expect to devote to your business.

Company Response:

The Company has revised the disclosure related to Avalon’s team of engineers and geoscientists and other professionals and has included disclosures related to JEX in response to the Staff’s comments. See pages 7 and 10.

Rare Earth Minerals, page 4

11.	Provide us with the USGS surveys mentioned as well as any updated surveys conducted by the USGS since the 1970s and 1980s.

Company Response:

The two primary sources of public-sector geochemical data which the Company and Avalon used as a starting point for its mineral prospect identification process are the AMPRAP and NURE programs, both of which were conducted in Alaska in the 1970’s and 1980’s. The Alaska Mineral Resource Appraisal Program (AMRAP) included geologic mapping, airborne geophysics and geochemical sampling. The program did not analyze for gold during the initial study although analyses for important gold pathfinder elements such as arsenic, bismuth and tungsten were completed. These programs were run on a quadrangle by quadrangle basis resulting in multiple folios published by the USGS over multiple years. Geochemical data from the AMRAP and other USGS programs has been compiled in a digital database referred to as the

November 12, 2010

RASS database (Rock Analysis Storage System, Open File Report 99-433), available from the USGS at http://pubs.usgs.gov/of/1999/of99-433/. The National Uranium Resource Evaluation program (NURE) was funded by the U.S. Department of Energy primarily as a geochemical study to define new uranium sources in the U.S. The original NURE samples were collected and analyzed in the 1970s but were re-analyzed in the late 1990s using more modern analytical techniques. These digital data are available in Open File Report 97-492 from the USGS at http://pubs.usgs.gov/of/1997/ofr-97-0492/.

12.	Define the term “PPM” in the table on page 6.

Company Response:

The Company has defined the term “PPM” in the table. See page 6.

Employees, page 9

13.	Please clarify the role of your three part time employees in light of your disclosed reliance on independent contracts and consultants for most all services.

Company Response:

The Company has revised its disclosure in response to the Staff’s comment. See page 10.

Risk Factors, page 9

The Properties in which we have an interest . . ., page 10

14.	Expand this risk factor to address the fact that the probability of an individual prospect ever having “reserves” is extremely remote, in all probability the properties do not contain any reserves, and any funds spent on exploration will probably be lost.

Company Response:

The Company has revised its disclosure in response to the Staff’s comment. See page 11.

The market for our common stock is limited, page 16

15.	We note your statement that your common stock is or will be eligible for trading on the OTC Bulletin Board. Tell us whether you have applied yet for listing and, if so, the status of your application. If you have not, delete the reference to the OTCBB.

Company Response:

The Company’s proposed market-maker, Hudson Securities, has submitted a Form 211 application to FINRA in order to quote the Company’s securities on the OTC Bulletin Board.

November 12, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 17

16.	Please disclose your exploratory drilling plan for your gold properties and your REE properties for the next twelve months, for which you have allotted $2 million. Provide more specifics on how those amounts will be allocated. Currently you appear to account only for $350,000 to be spent on the Tetlin Lease.

Company Response:

The Company has revised its disclosure in response to the Staff’s comment. See pages 19-20.

17.	We also note your statement in a risk factor on page 11 that your business plan will require substantial capital expenditures and that to fund your planned explorations you will soon be required to raise additional capital. Please disclose these planned explorations, and the amount of total capital such plans will require.

Company Response:

The Company has not yet developed its exploration program for 2012 and 2013. The Company’s plans for its 2012 and 2013 exploration programs will be based upon the results of its 2011 exploration program. As of the date of the Distribution, Contango will contribute $3,500,000 to the Company in order to fund its 2011 exploration program. The Company has revised its disclosure regarding its future exploration programs in response to the Staff’s comment. See page 20.

Directors and Executive Officers, page 21

18.	Please describe the business experience of each officer and director for the last five years in accordance with Item 401 (e) of Regulation S-K, including each person’s principal occupations and employment during the past five years; the name and principal business of any corporation or other organization in which such occupations and employment were carried on; and whether such corporation or organization is a parent, subsidiary or other affiliate of the registrant. In this regard, for instance, please clarify the years that Ms. Makalskaya worked as a director in the Transaction Services practice of PricewaterhouseCoopers before her employment at Contango beginning June 2010, and also clarify that Contango is the parent company of your business prior to its spin-off.

Company Response:

The Company has revised its disclosure in response to the Staff’s comment. See pages 49-50 .

November 12, 2010

Executive Compensation, page 23

2010 Equity Compensation Plan

19.	Please disclose here the awards that you expect to grant to all executives effective on the date of the distribution. Please also clarify if the beneficial ownership table on page 21 includes the amount of shares with respect to which such persons have the right to acquire beneficial ownership as specified in Exchange Act Rule 13d-3(d)(I), including the equity awards that you expect to grant on the date of the distribution.

Company Response:

The Company has included an equity compensation table indicating the awards it expects to grant to all executives effective on the date of the distribution in response to the Staff’s comments. The Company has also revised the beneficial ownership table on page 21 to clarify that the table includes the amount of shares with respect to which such persons have the right to acquire beneficial ownership as specified in Exchange Act Rule 13d-3(d)(I), including the equity awards the Company expects to grant on the date of distribution.

20.	Please also file the Contango ORE, Inc. Equity Compensation Plan, if adopted.

Company Response:

The Company has filed the Contango ORE, Inc. Equity Compensation Plan as an Exhibit to Amendment No. 1. See Exhibit 10.3.

Financial Statements

Contango Ore, Inc.

Balance Sheet, page F-3

21.	We note that you have only included an audited balance sheet for Contango Ore, Inc. as of September 24, 2010. Please provide narrative disclosure describing the reasons for your exclusion of a statement of operation and cash flows for the period from inception to the balance sheet date. If the entity has had limited or no operating activity since inception, please make this clear in your disclosure.

Company Response:

The Company has had no operating activity from inception to September 24, 2010, when Contango made an initial cash investment of $100 and it has revised its disclosure to make this fact clear in response to the Staff’s comment. See page F-4. The Company had no operating activity during the period September 24, 2010 to September 30, 2010 and through the date of this letter. Therefore, interim financial statements of Contango ORE, Inc. were not included in our initial Form 10 filing and are not included in Amendment No. 1.

November 12, 2010

22.	Please disclose the fiscal year end of Contango Ore, Inc.

Company Response:

The Company’s fiscal year end is June 30. The Company has included this disclosure in Amendment No. 1 in response to the Staff’s comment. See page F-4.

Contango Mining Company

Note 1 - Organization and Business, page F-10

23.	We note your disclosures under this heading indicating that as of June 30, 2010, Contango Mining Company had a 50% interest in the Tetlin properties; and under Note 5 on page F-l1 that the remaining 50% interest was purchased from Juneau Exploration L.P. on September 15, 2010. Please address the following points:

a.	Please disclose whether your Statement of Operations and Statement of Cash Flows for the period from inception (October 15, 2009) to June 30, 2010 include 100% of the costs pertaining to the properties in which Contango Mining held an interest or only a portion of these costs based on its 50% interest and explain the terms of any cost sharing arrangement.

Company Response:

Contango Mining’s Statement of Operations and Statement of Cash Flows for the period from inception (October 15, 2009) to June 30, 2010 include 100% of the costs pertaining to the properties in which Contango Mining held an interest. The Company has clarified the disclosure in Amendment No. 1. See page F-12.

b.	We expect you will need a pro forma Balance Sheet and pro forma Statement of Operations in your filing to show the anticipated effects of the reorganization, including the business of Contango Mining, $3 million cash, and the recently acquired property interests, all to be contributed by the parent entity to Contango Ore, Inc. If you do not believe this presentation would be meaningful or would differ materially from the historical financial statements, explain your rationale.

Company Response:

Based on the facts and circumstances of the transaction, when the assets of Contango Mining are contributed to the Company and the Company’s shares are distributed to the shareholders of Contango, we do not believe pro forma Balance Sheet and pro forma Statement of Operations would be required as they would be in essence identical to the historical financial statements of Contango Mining included in the Form 10. We believe that the following factors contribute to

November 12, 2010

the lack of differences between the historical financial statements of Contango Mining and the pro forma statements of the Company: (i) prior to the Distribution, Contango Ore, Inc. has no assets or liabilities, except for $100 in cash; and it has had no operating activities since inception; (ii) contributions and transfers of non-monetary amounts will be accounted for based on historical cost basis (i.e. carryover basis) in accordance with 805-50 “Transactions Between Entities Under Common Control;” and (iii) additional property interests that were acquired by Contango Mining are accounted for in a manner similar to OI5 as an assignment of the operating interest in an unproved property with retention of a non-operating interest in return for drilling, development, and operation by the assignee; in which case the assignor’s cost of the original interest becomes the cost of the interest retained. Expected future cash contribution from Contango to the Company immediately prior to Distribution shall not be included in the pro forma financial statements, however such commitment is disclosed in the notes to the balance sheet of the Company. As such, due to the lack of differences between the historical and pro forma financial statements, we believe that including such pro forma statements would not be meaningful or provide investors with any additional information not otherwise disclosed in Amendment No. 1.

c.	Please disclose the accounting policy that you will apply when recording the various contributions from Contango Oil & Gas Company.

Company Response:

All contributions from Contango to Contango Mining were accounted for using carry-over or historical basis in accordance with 805-50 “Transactions Between Entities Under Common Control.”

Engineering Comments

General

24.	Please insert a small-scale map showing the location and access to each property, as suggested in paragraph (b)(2) to Industry Guide 7. We believe that maps and drawings having the following features would be beneficial:

•	A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

•	A graphical bar scale or representations of scale, such as “one inch equals one mile,” may be utilized if the original scale of the map has not been altered.

•	A north arrow.

•	An index map showing where the property is situated in relationship to the state or province or other geographical area in which it is located.

November 12, 2010

•	A title of the map or drawing, and the date on which it was drawn.

•	In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

Company Response:

The Company has included a small-scale map in response to the Staff’s comment. See page 47.

25.	In an appropriate location of your filing, please disclose the annual payments and fees required to be paid for all leased, claimed, and owned land.

Company Response:

The Company has disclosed the annual payments and fees required to be paid for all leased, claimed and owned land in response to the Staff’s comment. See pages 47 - 48.

26.	In your filing or as an exhibit to your filing, please disclose property identifiers, such as claim names and identification numbers, for all land holdings.

Company Response:

The Company has revised its disclosure to include a chart listing its properties, together with property identifiers. See pages 22 - 46.

27.	In an appropriate location of your filing, please disclose the information required under Section (B) of Industry Guide 7, including means of access to your property, a description of the infrastructure on your property, and the source of power and water that can be utilized by your property.

Company Response:

The Company has disclosed the information required under Section (B) of Industry Guide 7. See page 46.

Capital Budget, page 18

28.	In this section of your filing you disclose your capital spending for the next twelve months will be $2 million for exploratory drilling, yet on pages 4 & 5 of your filing you refer to other types of mineral exploration techniques with respect to your properties. Please advise or revise.

November 12, 2010

Company Response:

The Company has revised its disclosure regarding its previous description of mineral exploration techniques planned for 2011 in response to the Staff’s comments. See page 20.

In connection with the Company’s response to the Staff’s comments, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*        *        *

If you have any questions regarding the responses set forth herein or require additional information, please do not hesitate to contact me at (713) 960-1901 or Richard A. Shortz, Esq., of Morgan, Lewis & Bockius LLP, at (213) 612-2526.

Sincerely,

/s/ Kenneth R. Peak
Kenneth R. Peak
Chairman, President and Chief Executive Officer

cc:	Richard A. Shortz, Esq.
Kevin Doughtery